BB 3/16

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

07004438

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2007
WASH, D.C.
152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANDREW GARRETT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 LEXINGTON AVENUE - SUITE 2135
(No. and Street)

NEW YORK (City) NY (State) 10168 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MATTHEW SULLIVAN 212-682-8833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN GOLDBERG & DROGIN, LLP
(Name – *if individual, state last, first, middle name*)

595 STEWART AVENUE, SUITE 420 (Address) GARDEN CITY (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, ANDREW SYCOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANDREW GARRETT, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT AND CEO
Title

[signature]
Notary Public

REVAN R. SCHWARTZ
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01SC6876850
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES NOV. 30, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDREW GARRETT, INC.

FINANCIAL STATEMENTS
AND SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2006

with

INDEPENDENT AUDITORS' REPORT AND
REPORT ON INTERNAL CONTROL

ANDREW GARRETT, INC.

For the year ended December 31, 2006

CONTENTS

LIEBMAN GOLDBERG & DROGIN LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

Board of Directors
Andrew Garrett, Inc.

We have audited the accompanying statement of financial condition of Andrew Garrett, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andrew Garrett, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 12-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liebman Goldberg & Drogin LLP

Liebman Goldberg & Drogin, LLP
Garden City, New York

February 26, 2007

ANDREW GARRETT, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

	Allowable	Non-Allowable	Total
Cash in bank	$ 296,168	$ -	$ 296,168
Receivables from broker dealers and clearing organizations	1,253,235	-	1,253,235
Deposit with clearing organization	35,000	-	35,000
Property and equipment, net	-	244,720	244,720
Deposits and prepaid expenses	-	116,611	116,611
Other receivables	-	22,577	22,577
Total assets	$ 1,584,403	$ 383,908	$ 1,968,311

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Accrued commissions and payroll payable	$ 322,743	$ -	$ 322,743
Accounts payable, taxes and accrued expenses payable	920,735	-	920,735
Subordinated liabilities	-	325,000	325,000
Total liabilities	$ 1,243,478	$ 325,000	1,568,478
Commitments and Contingencies			
Stockholders' Equity:			
Common stock - no par value; voting; 1,000 shares issued and outstanding			445,336
Additional paid-in capital			4,325,408
Deficit			(4,370,911)
Total stockholders' equity			399,833
Total liabilities and stockholders' equity			$ 1,968,311

The accompanying notes are an integral part of these statements

ANDREW GARRETT, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2006

Revenues:		
Commission income	$ 6,327,472	
Trading and investment losses	(34,555)	
Interest, and other income	1,872,993	
Total revenues		$ 8,165,910
Expenses:		
Commissions	3,678,696	
Salaries and related payroll taxes	1,978,859	
Professional fees	458,403	
Occupancy and equipment rental	405,644	
Travel and entertainment	73,094	
Telephone	185,729	
Dues and regulatory expenses	226,577	
Other administrative expenses	73,395	
Clearance and execution costs	661,818	
Marketing and advertising	42,146	
Office expense and postage	111,625	
Arbitration settlements	142,500	
Insurance	241,056	
Interest and penalties	70,312	
Depreciation and amortization	14,460	
Bad debt expense	103,365	
Total expenses		8,467,679
(Loss) before provision for income taxes		(301,769)
Provision for income taxes		6,546
Net (loss)		$ (308,315)

The accompanying notes are an integral part of these statements

ANDREW GARRETT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2006

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings (Deficit)	Total
Balance January 1, 2006	1,000	$ 445,336	$ 4,171,408	$ (4,062,596)	$ 554,148
Cash contributions	-	-	154,000	-	154,000
Net loss	-	-	-	(308,315)	(308,315)
Balance December 31, 2006	1,000	$ 445,336	$ 4,325,408	$ (4,370,911)	$ 399,833

The accompanying notes are an integral part of these statements

ANDREW GARRETT, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2006

Cash Flows from Operating Activities:	
Net loss	$ (308,315)
Adjustments to reconcile net income to net cash	
(used in) operating activities:	
Depreciation and amortization	14,460
(Increase) Decrease in Operating Assets:	
Receivables from brokers and dealers	83,833
Securities owned at market value	17,036
Deposits and prepaid expenses	(33,399)
Other receivables	169,725
Increase (Decrease) in Operating Liabilities:	
Aggregate indebtedness	(238,856)
Total adjustments	12,799
Net cash (used in) operating activities	(295,516)
Cash Flows from Financing Activities:	
Contributed capital-shareholder	154,000
Net cash provided by financing activities	154,000
Net decrease in cash	(141,516)
Cash - beginning of year	437,684
Cash - end of year	$ 296,168
Supplemental Disclosures:	
Interest paid	$ 70,312
Income taxes paid	$ 6,546

The accompanying notes are an integral part of these statements

Note 1 – Description of Business:

Andrew Garrett, Inc. (Company) formerly known as Midwest Discount Brokers, Inc., was incorporated in the State of Missouri on March 18, 1992. The Company is a broker-dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company began operating as an introducing broker-dealer in July 1992. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

In November 2001, the Company merged with Andrew Garrett Acquisition Corporation. Andrew Garrett Acquisition Corporation, a Delaware Corporation, and affiliate of Andrew Garrett Holding Corporation D/B/A Andrew Garrett, Inc. of New York, was formed for the sole purpose of acquiring all of the outstanding common stock of the existing Midwest Discount Brokers, Inc. Immediately subsequent to the acquisition of the stock of Midwest Discount Brokers, Inc., the two Corporations completed a merger of the two existing Corporations. At the time of the merger, Andrew Garrett Acquisition Corporation had no assets or liabilities; all assets having been expended in the stock acquisition and no liabilities incurred in said stock acquisition.

Upon completion of the merger the surviving entity cancelled all of the prior outstanding stock certificates; changed the authorized share of common stock from the prior authorized common stock to 1,000 shares of no par value stock and issued the new 1,000 shares. The surviving entity changed its corporate name from "Midwest Discount Brokers, Inc." to "Andrew Garrett Inc." and filed the election with the Secretary of State for the Company to operate under the name "Midwest Discount Brokers Inc." to facilitate the continuing operations with customers and suppliers.

Note 2 – Summary of Significant Accounting Policies:

Nature of Business:

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities Transactions:

Securities transactions (and related commission revenues and expenses) are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Note 2 – Summary of Significant Accounting Policies (Continued):

Market Value of Securities:

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of income. Securities not readily marketable are valued at fair value as determined by management.

Investment Banking:

Investment banking fee income represents fees earned from providing merger and acquisition, financial restructuring advisory services, and acting as sales agent for issuing company's securities.

Property and Equipment:

Property and equipment are reflected at cost. For financial reporting purposes, depreciation is computed using the straight-line method over the useful life of the asset while for income tax reporting, depreciation is computed using the Modified Accelerated Cost System (MACRS) over the statutorily prescribed recovery periods.

Maintenance and repairs, which neither materially add to nor appreciably prolong the life of the property, are charged to expense as they are incurred. Gains in losses on dispositions of property and equipment, as applicable, are included in income or expense.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash approximates fair value.

Note 2 – Summary of Significant Accounting Policies (Continued):

Concentration of Credit Risk:

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company maintains some of its cash balances in accounts, which exceed federally insured limits. It has not experienced any losses to date resulting from this policy.

Recent Accounting Pronouncements:

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("SFAS No. 143", and in August 2001 issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment and disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 144, which supersedes and amends certain existing accounting and reporting pronouncements, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 and SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS 143 and 144 and its application to amounts currently included in the Corporation's balance sheet will no have a material impact on the Corporation's accounting and disclosures.

Note 3 - Receivable from and Deposit with Clearing Organization:

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivables from broker dealers and clearing organizations represents primarily cash held by the clearing organizations for commissions generated in December 2006 and received in January 2007. The deposit with the clearing organizations is required by the clearing agreement.

As stated in Note 2, the Company records securities transactions on a settlement date basis. Further,, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Should a customer not fulfill his obligation on a trade date transaction through December 31, 2006, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2006 settled with no resulting liability to the Company.

Note 3 - Receivable from and Deposit with Clearing Organization (Continued):

The Company is engaged in various trading and brokerage activities whose counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2006 consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$1,253,235	$ 0
Deposit with clearing organization	35,000	0
	$ 1,288,235	$ 0

Note 4 – Property and Equipment:

Property and equipment consists of the following:

		Years
Furniture and equipment	$438,786	5 – 7
Leasehold improvements	272,853	36
Total	711,639	
Less: accumulated depreciation and amortization	466,919	
	$244,720	

Depreciation and amortization expense for the year ended December 31, 2006 amounted to $14,460.

Note 5 - Income Taxes:

A reconciliation of income tax for December 31, 2006 computed at the statutory federal rate to income tax expense (benefit) is as follows:

Tax provision at the statutory rate of 35%	$(88,394)
State income taxes, net of federal income tax	(15,153)
Total tax benefit	$(103,547)

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were:

Deferred tax asset	
Net operating loss carryforward	$ 1,614,251
Less: valuation allowance	(1,614,251)
Deferred tax asset	$ -

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Because of the historical earnings history of the Company, the net deferred tax assets have been fully offset by a 100% valuation allowance.

Note 6 - Securities Owned, and Sold, Not Yet Purchased:

Marketable securities owned, and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 0	$ 0
Municipal bonds	0	0
Options	0	0
	$ 0	$ 0

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Note 7 - Net Capital Requirement:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2006, the Company's regulatory net capital was $340,925 which was $240,925in excess of the minimum required.

Note 8 - Capital Contributed:

Management throughout the course of the year has contributed capital on an as needed basis.

Note 9 - Commitments and Contingencies:

The Company is obligated in leases at ten different locations with square footage ranging from 142 sq. ft. to 4,880 sq. ft. The terms of the leases expire through August 31, 2008.

As of December 31, 2006, the Company had future minimum annual lease obligations as follows:

Year	Amount
2007	$293,143
2008	106,465
	$399,608

Rent expense for the year ended December 31, 2006 was $390,366.

In November 2006, the Company was served with two arbitrations from two customers alleging unsuitable stock trades and unauthorized transfers of funds from the account. The alleged losses amounted to $950,000. The Company was served, as well as, their clearing organization Dain Rusher as a co-defendant. Counsel for the Company has advised that the Company has meritorious defenses and that the liability will ultimately fall upon the co-defendant. However, counsel has further advised that the case is in the very early stages of discovery and additional facts may ultimately come to light, which will possibly require counsel to change their opinion. The NASD has required the Company to include these arbitrations in their aggregate indebtedness for purposes of calculating their ratios of aggregate indebtedness to net capital. As a result of the above, the percentage of aggregate indebtedness to net capital amounted to 643 percent.

Supplemental Information

ANDREW GARRETT, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

For the year ended December 31, 2006

Net Capital

Total ownership equity from statement of financial condition	$ 399,833
Add	
a) liabilities subordinated to claims of general creditors allowable in computation of net capital	325,000
Total	724,833
Deductions and/or charges	
a) total non-allowable assets from statement of financial condition	383,908
Net capital before adjustments for haircuts on securities positions and undue concentration.	340,925
Adjustments:	
Haircut on securities	-
Undue concentration	-
Total adjustments	-
Net capital	$ 340,925
Minimum net capital	$ 100,000
Excess net capital	$ 240,925
Aggregate indebtedness	$ 1,243,478
Percentage of aggregate indebtedness to net capital (1,243,478 ÷ 340,925)	364.7%
Percentage of aggregate indebtedness to net capital as required by NASD (See Note 9) (2,193,478 ÷ 340,925)	643.4%

See accountant's report.

ANDREW GARRETT, INC.

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2006

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker dealer on a fully disclosed basis. In the opinion of the management of Andrew Garrett, Inc., the conditions of the Company's exemption from rule 15c3-3 were complied with throughout the year ended December 31, 2006.

ANDREW GARRETT, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

For the year ended December 31, 2006

Net capital per audited focus report	$	340,925
Net capital per unaudited focus report		341,430
Difference to be reconciled	$	(505)
Additional year end adjustments	$	(505)

See accountant's report.

ANDREW GARRETT, INC.

INDEPENDENT AUDITORS' REPORT

ON

INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2006

LIEBMAN GOLDBERG & DROGIN LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

Board of Directors
Andrew Garrett, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Andrew Garrett, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Liebman Goldberg & Drogin LLP

Liebman Goldberg & Drogin LLP
Garden City, New York

February 26, 2007

END